UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ROCKET PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

77313F106
(CUSIP Number of Class of Securities)

Gaurav Shah, MD
Chief Executive Officer
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NJ 08512
(609) 659-8001

With copies to:

Whitney J. Smith
Sean M. Jones
K&L Gates LLP
599 Lexington Ave.
New York, NY 10022
(212) 536-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Exchange Eligible Options for New Options, dated April 27, 2026 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and Address.
Rocket Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 9 Cedarbrook Drive, Cranbury, NJ 08512, and the telephone number of its principal executive offices is (609) 659-8001.
(b) Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible employees (“Eligible Holders”), subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of common stock, par value $0.01 per share (the “Common Stock”), for replacement options to purchase shares of the Company’s Common Stock (the “Option Exchange”). Members of the Company’s board of directors, the Company’s executive officers at the EVP-level and above and past or present advisers, consultants, contractors or former employees of the Company are not eligible to participate in this offer.
An outstanding option is eligible for exchange (an “Eligible Option”) if it is held by an Eligible Holder, was granted under the Company’s 2014 Stock Option and Incentive Plan (the “2014 Plan”) prior to 2025 and has an exercise price per share equal to or greater than $3.52. As of April 24, 2026, there were Eligible Options to purchase 1,455,963 shares of Common Stock outstanding.
Pursuant to the Offer to Exchange, in exchange for the tender and cancellation of Eligible Options, the Company will grant replacement options (each, a “New Option”) upon the consummation of the Option Exchange. The total number of shares of Common Stock underlying a New Option with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding up to the nearest share, subject to the terms and conditions described in the Offer to Exchange and in the related accompanying Terms of Election, the form of which is attached hereto as Exhibit (a)(1)(E).
The information set forth in the Offer to Exchange under “Summary Term Sheet”, Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 5 (“Acceptance of Options for Exchange; Grant of New Options”) and “Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum for the Offer to Exchange contained in the Offer to Exchange (the “Offering Memorandum”) are incorporated herein by reference.
(c) Trading Market and Price.
The information set forth under Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
The address of each executive officer and director of the Company is:
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NJ 08512

The executive officers and directors of the Company are set forth below:

Executive Officers	Title
Gaurav Shah, M.D.	Chief Executive Officer and Director
Sarbani Chaudhuri, M.B.A.	Chief Commercial & Medical Affairs Officer
Syed Rizvi, M.D.	Chief Medical Officer
Christopher Stevens	Chief Operating Officer
Jonathan Schwartz, M.D.	Chief Science & Gene Therapy Officer
John Militello, CPA	Vice President of Finance, Senior Controller & Treasurer
Martin Wilson, J.D.	General Counsel and Chief Corporate Officer, Interim Principal Financial Officer

Directors
Roderick Wong, M.D.	Chairman of the Board
Elisabeth Björk, M.D., Ph.D.	Director
Carsten Boess	Director
Mikael Dolsten, M.D., Ph.D.	Director
Peter Fong	Director
Fady Malik, M.D., Ph.D.	Director
Piratip Pratumsuwan	Director
Gaurav Shah, M.D.	Chief Executive Officer and Director
David P. Southwell	Director

Item 4.	Terms of the Transaction.
(a) Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and the information set forth in the Offering Memorandum under Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange; Grant of New Options”), Section 6 (“Conditions of this Offer”), Section 9 (“Information Concerning Rocket”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Agreements; Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) are incorporated herein by reference.
(b) Purchases.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(3) also contain information regarding agreements relating to securities of the Company.
Item 6.Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth under Section 5 (“Acceptance of Options for Exchange; Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.
The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b) Conditions.
The information set forth under Section 6 (“Conditions of this Offer”) of the Offering Memorandum is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b) Securities Transactions.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Not applicable.
Item 10.	Financial Statements.
(a) Financial Information.
The information set forth under Section 9 (“Information Concerning Rocket”) and Section 16 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference. The audited financial statements of the Company dated December 31, 2025 filed with the SEC on EDGAR on February 26, 2026 are incorporated by reference.
(b) Pro Forma Information.
Not applicable.

Item 11.	Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1)
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 12 (“Agreements; Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable
(c) Other Material Information.
Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated April 27, 2026
(a)(1)(B)	Communication to Employees from Chief Corporate Officer and General Counsel, sent April 1, 2026
(a)(1)(C)	Employee Information Session Slides
(a)(1)(D)	Employee Fact Sheet
(a)(1)(E)	Option Exchange Frequently Asked Questions
(a)(1)(F)	Form of Offer Commencement Email
(a)(1)(G)	Form of Welcome Email
(a)(1)(H)	Form of Confirmation Email
(a)(1)(I)	Form of Reminder Email
(a)(1)(J)	Form of Follow-Up Reminder Email
(a)(1)(K)	Form of Final Reminder Email
(a)(1)(L)	Form of Offer Expiration Notice
(a)(1)(M)	Screenshots of Option Exchange Website
(b)	Not applicable
(d)(1)	Second Amended and Restated 2014 Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement (001-36829), filed with the SEC on April 30, 2018)
(d)(2)	Form of Incentive Stock Option Agreement (Employees) (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (001-36829), filed with the SEC on August 14, 2018)
(d)(3)	Form of Non-Qualified Stock Option Agreement (Employees) (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (001-36829), filed with the SEC on August 14, 2018)
(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET PHARMACEUTICALS, INC.

Date: April 27, 2026	By:	/s/ Gaurav Shah, MD
Chief Executive Officer